UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Diodes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	002-25577	95-2039518
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4949 Hedgcoxe Road, Suite 200 Plano, Texas		75024
(Address of principal executive offices)		(Zip Code)

Richard D. White

(972) 987-3900

(Name and telephone number, including area code, of person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The disclosure required by this item are contained in the Company’s Conflict Minerals Report for the year ended December 31, 2016 filed as Exhibit 1.01 hereto and is publicly available at http://diodes.com/pdfs/conflictmineralsreport2016.pdf.

Item 1.02 Exhibit

A copy of Diodes Incorporated’s Conflict Minerals Report for the year ended December 31, 2016 is filed as Exhibit 1.01 hereto and is publicly available at http://diodes.com/pdfs/conflictmineralsreport2016.pdf

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DIODES INCORPORATED		DATE: May 31, 2017

By	/s/ Richard D. White
RICHARD D. WHITE
Chief Financial Officer